Exhibit 99.1

Dated 28 October 2016

ARAL SEA SHIPPING S.A.

as Borrower

and

BOX SHIPS INC.

as Guarantor

and

ALLSEAS MARINE S.A.

as Approved Manager

and

UNICREDIT BANK AG

as Lender

SETTLEMENT AND RELEASE AGREEMENT

Index

Clause		Page

1	Interpretation	2
2	Undertakings	3
3	Lender's Agreement	4
4	Representations and Warranties	5
5	Confidentiality and Non-Disclosure	5
6	Reservation of Rights	6
7	Forbearance	6
8	Incorporation of Loan Agreement Terms	6
9	Events of Default	6
10	Governing Law and Jurisdiction	6
Annex 1		7
Annex 2		8
Annex 3		9
Execution Pages		10

THIS AGREEMENT is made on 28 October 2016

PARTIES

(1)	ARAL SEA SHIPPING S.A., a corporation incorporated in Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia (the "Borrower");

(2)	BOX SHIPS INC., a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH 96960 (the "Guarantor");

(3)	ALLSEAS MARINE S.A., a corporation organised and existing under the laws of the Republic of Liberia having its registered office at 80 Broad Street, Monrovia, Liberia and maintaining a shipmanagement office at 15 Karamanli Street, 166 73 Voula, Greece, (the "Approved Manager"); and

(4)	UNICREDIT BANK AG, acting through its office at Neuer Wall 64, D-20354 Hamburg, Germany (the "Lender").

BACKGROUND

(A)	By a loan agreement dated 17 May 2011 (as amended and supplemented by four supplemental letters dated 27 October 2011, 8 February 2013, 27 June 2013 and 17 December 2014, respectively (together, the "Supplemental Letters") and a side letter dated 27 June 2013, and together with the Supplemental Letters, the "Loan Agreement") and made between the Borrower and the Lender, the Lender has made available to the Borrower a secured term loan facility of (originally) up to US$32,800,000.

(B)	By a master agreement dated 17 May 2011 (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder form and made between (i) the Borrower and (ii) the Lender, the Lender agreed to enter into Transactions (as such term is defined in the Loan Agreement) with the Borrower from time to time to hedge the Borrower's exposure under the Loan Agreement to interest rate fluctuations. As at the date of this Agreement the aggregate of the Swap Exposure (set out in the confirmations attached hereto as Annex 3) and the market value of the relevant interest rate derivative transactions is approximately €14,000.

(C)	The Lender advanced to the Borrower the total amount of US$30,000,000 and as at the date of this Agreement, the principal amount of the loan facility outstanding is US$16,500,000.

(D)	The Borrower has requested that the Lender consents to the sale of the Ship on the basis that the expected sale proceeds are significantly less than the principal outstanding amount of the Loan and the Swap Exposure as referred to in Recitals (B) and (C) above.

(E)	The Lender's consent to the sale of the Ship and to the release of the Borrower, the Guarantor and the Approved Manager from their respective obligations under the Loan Agreement and the other Finance Documents is subject to, inter alia, the following conditions:

(i)	the Borrower confirming in writing (in a form in all respects acceptable to the Lender) that there are no due and unpaid Earnings or outstanding claims in connection with the Earnings or Insurances of the Ship on the date of the sale of the Ship and that no Earnings or Insurances (in connection with a claim, previous employment or otherwise) are anticipated in connection with the Ship after its delivery to the Buyer; and

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(ii)	all other terms and conditions contained in this Agreement.

IT IS AGREED AS FOLLOWS:

1	Interpretation

1.1	Defined expressions

Words and expressions defined in the Loan Agreement and the other Finance Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions

"Buyer" means North Star Marine Ltd. of P.O. Box 556, Main Street, Charles Town, Nevis;

"Final Expiry Date" means 5 November 2016;

"Forbearance Period" means the period commencing on the date of this Agreement and ending on the earlier of (i) 5 November 2016 and (ii) on the occurrence of a Termination Event;

"Minimum Liquidity" means an amount of $500,000 currently standing to the credit of the Retention Account;

"MOA" means the memorandum of agreement in respect of the sale for the Ship dated 19 October 2016 made between the Borrower and the Buyer and includes any amendments and/or supplements thereto;

"Net Proceeds" means the Purchase Price of the Ship after deducting therefrom any commission payable to the broker which arranged the sale of the Ship and any address commission payable to the Buyer;

"Purchase Price" means the purchase price of the Ship payable by the Buyer to the Borrower pursuant to the terms and conditions of the MOA (including, without limitation, the cost of bunkers and lubricants on board of the Ship at the time of delivery to the Buyer);

"Release Costs" means the aggregate amount of $539,115.78 representing the costs and expenses set out in the schedule attached hereto as Annex 1;

"Remaining Release Costs" means the aggregate amount of $39,115.78 or the equivalent in any other currency;

"Ship" means the container vessel "BOX QUEEN" registered under the laws and flag of the Republic of Liberia with Official Number 15232 of 52,701 gross tons and 19,686 net tons; and

"Termination Event" means any of the following events or circumstances:

(a)	a Security Party breaches any term, provisions, undertaking or covenant of this Agreement;

(b)	the Approved Manager breaches the Approved Manager's Undertaking;

(c)	any corporate action, legal proceedings or other procedure or step is taken in relation to:

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(i)	a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower or the Guarantor; or

(ii)	the enforcement of any Security Interest over any assets of the Borrower or the Guarantor; or

(iii)	any analogous procedure or step is taken in any jurisdiction;

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or any requisition of the Ship; and

(e)	any Security Interest securing any Financial Indebtedness of a Relevant Person is enforced or any creditor accelerates or enforces its rights pursuant to the equivalent of clause 18.2 of the Loan Agreement.

2	Undertakings

2.1	The Borrower and the Guarantor jointly and severally undertake as follows:

(a)	to take all necessary actions within their control in order to ensure that the Ship is irrevocably and unconditionally delivered to the Buyer by no later than the Final Expiry Date;

(b)	upon the successful delivery of the Ship to the Buyer, to ensure that the Net Proceeds for the Ship are paid to the Earnings Account;

(c)	to sell the Ship for cash on normal commercial arm's length terms and for the Purchase Price;

(d)	to keep the Lender regularly updated regarding the sale proceeds of the Ship and in any case to provide such update promptly following the Lender's request;

(e)	to send the Lender on a regular basis from the date of this Agreement until the date of the sale of the Ship all valuations issued for the purposes of the sale of the Ship;

(f)	to send the Lender a copy of the MOA duly signed by the parties thereto;

(g)	to send the Lender documentary evidence in connection with the Release Costs in form in all respects acceptable to the Lender;

(h)	to confirm in writing on or before the date of this Agreement that no outstanding claim or claims against the insurers or any charterer in connection with the Ship remains unpaid;

(i)	to ensure that on the date of the sale of the Ship, the Borrower will confirm in writing (in a form in all respects acceptable to the Lender) that there are no due and unpaid Earnings or outstanding claims in connection with the Earnings or Insurances of the Ship and that no Earnings or Insurances (in connection with a claim, previous employment or otherwise) are anticipated in connection with the Ship after its delivery to the Buyer;

(j)	to ensure that upon receipt of the Net Proceeds, such Net Proceeds are applied in (i) prepayment of the Loan in accordance with clauses 7.8, 7.9 and 7.11 of the Loan Agreement and (ii) satisfaction of the Swap Exposure currently outstanding under the Master Agreement, and the Borrower and the Guarantor hereby irrevocably and unconditionally (i) confirm and authorise the Lender to make such application on their behalf under the Loan Agreement and the Master Agreement, respectively and (ii) instruct the Lender to terminate as of 31 October 2016 the existing interest rate derivative transactions referred to in Recital (B) and the confirmations attached hereto as Annex 3;

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(k)	to ensure that 1 Business Day prior to the completion of the sale of the Ship by delivery to the Buyer and following the release by the Lender to the Borrower of (i) the Minimum Liquidity and (ii) the Remaining Release Costs, the aggregate of such amounts are used by the Borrower to cover the Release Costs (pursuant to the terms of this Agreement); and

(l)	to ensure that by no later than the Final Expiry Date, the sale of the Ship has been successfully completed.

3	Lender's Agreement

3.1	In consideration of the undertakings of the Borrower and the Guarantor as set out in Clauses 2, the Lender agrees as follows:

(a)	prior to the sale of the Ship, subject to the Borrower and the Approved Manager undertakings set out in Clause 5.1, it shall release to the Approved Manager the Minimum Liquidity and the Remaining Release Costs and, is for the avoidance of doubt, herewith instructed to do so by the Borrower;

(b)	upon the conclusion of the sale of the Ship to the Buyer by no later than the Final Expiry Date (which for the purposes of this Clause 3.1(a) will be considered to occur upon the Lender receiving from its representatives a confirmation that (i) the payment of the deposit due under the MOA, (ii) the protocol of delivery and acceptance concerning the balance due under the MOA have been signed by the Borrower and the Buyer and (iii) the receipt of the balance of the Purchase Price, and have been unconditionally and irrevocably released to the Lender's representatives) to release the Mortgage in respect thereof;

(c)	upon the conclusion of the sale of the Ship and following the making of the prepayment referred to in Clause 2.1(j) and provided that the Borrower has complied with all its obligations and undertakings under this Agreement (i) that there shall be a full and final settlement of any claims or amounts whatsoever due to the Lender from the Borrower, the Guarantor or any other Security Party under or in connection with the Loan Agreement relating to the repayment of the Loan and the Master Agreement, (ii) irrevocably and unconditionally release and discharge the Borrower from its obligation to repay the Loan and any other obligations under or in connection with the Loan Agreement (save for those referred to in clauses 19 and 20 of the Loan Agreement which shall survive the execution of this Agreement) and any Swap Exposure under the Master Agreement, (iii) release the Guarantor from all its obligations under the Guarantee (save for the obligations to indemnify the Lender in connection to the Borrower's obligations referred to in clauses 19 and 20 of the Loan Agreement which shall survive the execution of this Agreement), (v) re-assign to the Borrower all Security Interests of any kind created by the Finance Documents to which it is a party, (iv) irrevocably and unconditionally release and discharge the Borrower from all its obligations under or in connection with any Finance Document to which it is a party, (vi) re-assign to the Borrower all Security Interests of any kind created by the Finance Documents to which it is a party, (vii) irrevocably and unconditionally release and discharge the Approved Manager from all its obligations under the Approved Manager's Undertaking, (viii) re-assign to the Approved Manager all Security Interests (if any) created by the Approved Manager's Undertaking and (iv) issue in favour of the Borrower, the Guarantor and the Approved Manager a deed of release as per Annex 2; and

(d)	upon the execution of the MOA, to provide any document reasonably required by the Buyer to ensure that the sale of the Ship is concluded subject to the terms and conditions set out in the MOA.

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4	Representations and Warranties

4.1	The Borrower and the Guarantor represent and warrant to the Lender as follows.

4.2	The Borrower and the Guarantor have taken all corporate action and obtained all consents necessary for them to execute this Agreement and to make all payments contemplated by, and to comply with, this Agreement.

4.3	All consents referred to in Clause 4.2 remain in force and nothing has occurred which makes it liable for revocation.

4.4	The execution by the Borrower and the Guarantor of this Agreement constitutes the Borrower's and the Guarantors legal, valid and binding obligations enforceable against the Borrower and the Guarantor in accordance with its respective terms and/or will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Borrower or the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Borrower or the Guarantor or any of their assets.

4.5	No claims against any insurers or any charterer in respect of the Ship remain pending or unpaid.

5	The borrower and Approved Manager´s UndertakingS

5.1	The Borrower and the Approved Manager undertake as follows:

(a)	to use the amounts released to it pursuant to clause 3.1 (a) strictly in accordance with Annex 1; and

(b)	to provide the Lender with all relevant invoices in connection with the costs and expenses set out in the schedule attached hereto as Annex 1 in a timely manner (thus as soon as these are available).

6	Confidentiality and Non-Disclosure

6.1	The terms and conditions of this Agreement, including its existence, shall remain strictly private and confidential and shall not be disclosed by the Borrower or the Guarantor to any third party (with the exception of their legal advisers or as required by law or regulation (including, but not limited to any applicable regulations of the US Securities Exchange Commission and the applicable accounting standards) or for the purposes of the enforcement of this Agreement and it is hereby agreed that the Borrower may make the following announcement in connection with the arrangements outlined in this Agreement upon the conclusion of the sale of the Ship:

"On         October 2016, Aral Sea Shipping S.A. entered into an agreement with UniCredit Bank AG for the full and final satisfaction of all amounts outstanding under a US$32,800,000 facility, of which approximately US$16,500,000 is currently outstanding, in exchange for the net sale proceeds of the mortgaged vessel, namely m.v. "BOX QUEEN" (the "Vessel"). The Vessel has been sold to an unaffiliated third party under a Memorandum of Agreement and have been delivered to its buyer."

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7	Reservation of Rights

7.1	The terms of this Agreement shall be without prejudice to the Lender's rights under the Loan Agreement and Finance Documents which rights the Lender's fully reserve until due performance of all of the terms of this Agreement and any forbearance or delay by the Lender in exercising such rights shall in no way amount to or be construed as a waiver by the Lender of such rights.

7.2	For the avoidance of any doubt, the Borrower shall continue to remain liable in respect of all its obligations and liabilities under or in connection with the Loan Agreement (subject to Clause 7 of this Agreement) until it is released pursuant to Clause 3.1(b).

8	Forbearance

8.1	Subject to the compliance with the terms and conditions contained in this Agreement including without limitation those referred to in Clause 2.1, the Lender confirms that during the Forbearance Period it shall not:

(a)	declare prematurely due and payable or otherwise seek to accelerate payment of all or any Financial Indebtedness or any part of the Loan; or

(b)	exercise or enforce any right under any Finance Document

8.2	For the avoidance of doubt, on the occurrence of a Termination Event, the agreement of the Lender to the matters set out in Clause 7 shall be revoked and the terms of this Agreement shall be terminated.

8.3	Each Security Party hereby agrees with the Lender that, notwithstanding the terms of this Clause 7.1, the provisions of the Loan Agreement and the Finance Documents shall be, and are hereby, re-affirmed and remain in full force and effect.

8.4	This Agreement shall constitute a Finance Document for all purposes under the Loan Agreement and the other Finance Documents.

9	Incorporation of Loan Agreement Terms

9.1	The provisions of clauses 19.1, 19.2 and 27 of the Loan Agreement shall apply (with all logical modifications) to this Agreement as if the references therein to "this Agreement" or "a/the Finance Document/s" were references to this Agreement.

9.2	This Agreement may be executed in any number of counterparts.

10	Events of Default

10.1	The Borrower and the Guarantor acknowledge and agree that if any of them fails to satisfy any obligations undertaken by it under this Agreement in a timely manner, such failure shall constitute an Event of Default entitling the Lender to take any of the actions referred to in clause 18.2 of the Loan Agreement.

11	Governing Law and Jurisdiction

11.1	The terms of this Agreement shall be governed by and construed in accordance with English law and the terms of clause 29 of the Loan Agreement shall apply (with all logical modifications) to this Agreement as if all references therein to "this Agreement" were references to this Agreement.

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Annex 1

Table of Release Costs

CSH BOX QUEEN
(amounts in USD)

ANALYSIS OF FUNDS REQUIRED FOR THE DELIVERY OF THE VESSEL TO BUYERS

				USD
1	Current trading debt			187,312.14
2	Crew wages for September			58,465.00
3	crew compensation for the sale			50,000.00
4	Bunker supply	Taiwan		42,238.64
5	Bunker supply	HKG	IFO	29,500.00
6	Bunker supply	HKG	LSMGO	13,800.00
7	port dues for the bunkering call			11,300.00
8	25 days opex for October ($4,500/day)		*	112,500.00
9	crew repatriation costs			9,000.00
10	port dues for the delivery			13,000.00
11	Legal fees and expenses			12,000.00

			total	539,115.78

* assume the vessel has been delivered by October 25th

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Annex 2

Dated [•] 2016

UNICREDIT BANK AG

as Lender

and

in favour of

ARAL SEA SHIPPING S.A.

as Borrower

and

BOX SHIPS INC.

as Guarantor

and

ALLSEAS MARINE S.A.

as Manager

DEED OF RELEASE OF SECURITY

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Annex 3

HypoVereinsbank My Deal Report

for Firma Aral Sea Shipping S.A.

Your outstanding Interest Rate Derivative Transactions

Unconditional forward trades

Reference No. UTI/USI	Product type	Product Detail	Currency	Nominal	Maturity
3305336	Swap*	Payer	USD	4,275,000.00	18.05.2017
1030443793
MMX3305336
2897074	Swap*	Payer	USD	2,850,000.00	18.05.2017
1030443793
MMX2897074
sum of market values

Data up to 26. October 2016

* Cash-Flows are reported in currency, because the currency amount can be traded independently

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Execution Pages

BORROWER

EXECUTED and DELIVERED as a DEED	)
by ARAL SEA SHIPPING S.A.	)
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

GUARANTOR

EXECUTED and DELIVERED as a DEED	)
by BOX SHIPS INC.	)
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

APPROVED MANANGER

EXECUTED and DELIVERED as a DEED	)
by ALLSEAS MARINE S.A.	)
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

LENDER

EXECUTED and DELIVERED as a DEED	)
by UNICREDIT BANK AG	)
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

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